

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

March 19, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of CITIGROUP GLOBAL MARKETS HOLDINGS INC., guaranteed by CITIGROUP INC., under the Exchange Act of 1934.

- Citi FI Enhanced Europe 50 ETNs due March 22, 2028

- Citi FI Enhanced Global High Yield ETNs due March 22, 2028

Sincerely,